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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              N O T I F I C A T I O N   O F   L A T E   F I L I N G
Check One:

[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q  [  ] Form N-SAR

For the Period Ended:         July 3, 1999
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:
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Part I - Registrant Information
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                             United Magazine Company
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Full Name of Registrant


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Former Name, if Applicable

                                 5131 Post Road
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Address of Principal Executive Office (Street and Number)

                                Dublin, OH 43017
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City, State and Zip Code

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Part II - Rules 12b-25 (b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached, if applicable.

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Part III - Narrative
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         State below in reasonable detail the reasons why Form 10-K, Form 20-F,
Form 11-K, Form 10-Q, Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets, if needed)

         Because of delays in completing the year-end audit with its auditors,
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Arthur Andersen, LLP, the results for the third quarter are not complete.
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Part IV - Other Information
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         (1) Name and telephone number (include area code) of person to contact in regard to this notification: John B. Calfee, Jr., CFO (614) 792-0777
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         (2) Have all other periodic reports required under Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes
[X] No   The Company has not filed Form 10-K for the year ended October 3, 1998.
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This has resulted in a delay in filing Form 10-Q for the quarter ended January
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2, 1999 and Form 10-Q for the quarter ended April 3, 1999.
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes
[ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue has declined by $17.3 million, the gross margin per cent has improved,
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and expenses have declined by $3.3 million, resulting in a $2.5 million decrease
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in the loss from operations.
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         United Magazine Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      August 17, 1999                             /s/ John B. Calfee, Jr.
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Date                                              By

                                                  John B. Calfee, Jr., CFO
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                                                  Print Name and Title

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).